SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos M. Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated May 6, 2021, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA – May 6, 2021 – IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”) (NYSE: IRS), reports that having finished the pre emptive rights subscription period, the Company's shareholders have subscribed the amount of 79,144,833 new additional shares, that is 99% of the shares offered, and have requested through the accretion right 15,433,539 additional new shares, for which 855,167 new shares will be issued, completing the total issuance of 80,000,000 new shares (or their equivalent in GDSs) offered. Likewise, 80,000,000 options will be issued that will entitle the holders through their exercise to acquire up to 80,000,000 additional new shares.

The issue and settlement date for the new shares will be May 7, 2021 and for the options will take place within 10 business days after the new shares and new GDSs were credited.

After this capital increase, the outstanding shares of the Company will amount to 658,676,460 common shares or 65,867,646 ADSs.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: May 6, 2021